WRITTEN STATEMENT OF
                          RIDGEWOOD ENERGY K FUND, LLC,
                       RIDGEWOOD ENERGY L FUND, LLC, and
                          RIDGEWOOD ENERGY M FUND, LLC

         In connection with the filing of Registration Statements on Form 10, and any amendments thereto, Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, and Ridgewood Energy M Fund, LLC (collectively the "Funds"), as required by the letter from the Securities and Exchange Commission (the "Commission"), dated September 30, 2005, acknowledge as follows:

     o The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their registration statement on Form 10.

     o Comments from the Commission's staff or changes in the disclosures made on the registration statements in response to staff's comments do not foreclose the Commission from taking any action with respect to the filings.

     o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 27th day of October, 2005.

RIDGEWOOD ENERGY K FUND, LLC


By:  /s/ Daniel V. Gulino
   ---------------------------------------
Name:  Daniel V. Gulino
Title: Senior Vice President and General Counsel


RIDGEWOOD ENERGY L FUND, LLC


By:  /s/ Daniel V. Gulino
   ---------------------------------------
Name:  Daniel V. Gulino
Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY M FUND, LLC


By:  /s/ Daniel V. Gulino
   ---------------------------------------
Name:  Daniel V. Gulino
Title: Senior Vice President and General Counsel